Amesite Inc.

205 East Washington Street,

Suite B

Ann Arbor, MI 48104

September 26, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Bernard Nolan

Re:	Amesite Inc. – Registration Statement on Form S-1 (File No. 333-226174 )

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-226174), as amended (the “Registration Statement”) of Amesite Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on September 28, 2018, or as soon thereafter as is practicable. Once the Registration Statement has been declared effective, please confirm orally that event with our counsel, Dorsey & Whitney LLP, by calling Anthony Epps at (303) 352-1109.

Sincerely,
Amesite Inc.

/s/ Ann Marie Sastry
Ann Marie Sastry, Ph.D
Chief Executive Officer